UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-12619

CUSIP NUMBER:  194858106

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2004

[ ] Transition Report on Form 10-K[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Collins Industries, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

15 Compound Drive

Address of Principal Executive Office (Street and Number)

Hutchinson, Kansas  67502

City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report on Form 10-K of Collins Industries (the “Company”) for the period ended October 31, 2004 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense in light of the circumstances described below.

Company management and the Audit Committee of its Board of Directors are investigating and analyzing the Company’s manner of establishing reserves in various specific workers’ compensation cases. The investigation is not complete and may result in changes to workers’ compensation reserves.  If material, such amounts would likely result in a restatement of previously issued financial statements.  The decision to delay filing of the Form 10-K for the period ended October 31, 2004 was made to permit the Company’s management and Audit Committee to complete the investigation and analysis, and to allow its outside auditors sufficient time to complete the audit of the Company’s October 31, 2004 financial statements.

PART IV--OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Donald Lynn Collins

(620) 663-5551

(Name)(Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to completion of the investigation and analysis of various workers’ compensation cases described in response to Part III, above, a number of which involve portions of the fiscal year ended October 31, 2003, the Company is unable to reasonably estimate the significant change, if any, in results of operations for the fiscal year ended October 31, 2003.

Collins Industries, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2005

By:

/s/ Larry W. Sayre

Name:

Larry W. Sayre

Title:

Vice President of Finance and Chief Financial Officer

(Signing on behalf of the Registrant and as Principal Accounting Officer)

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